40 - 33

DEBEVOISE & PLIMPTON

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com


SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2003
WASH. D.C. 181 SECTION


03058557
RECD S.E.C.
MAY 2 2003

May 2, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Filings

File No.: 811-10593

Enclosed is a copy of a motion for appointment of a trustee filed by Morgan Stanley Alternative Investment Partners LP on behalf of the Morgan Stanley Institutional Fund of Hedge Funds LP in connection with Lancer Partners, LP's voluntary petition for reorganization under Chapter 11 of the United Stated Bankruptcy Code filed with the United States Bankruptcy Court in the District of Connecticut, Bridgeport Division on April 16, 2003.

This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,



Jennifer Anne Spiegel

Enclosure

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

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